FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting Statements

30 May 2018

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00pm today. The meeting will deal with the proposed resolutions as set out in the Notice previously issued to shareholders. The following is an extract from the remarks to be made by Howard Davies, Chairman, and Ross McEwan, Chief Executive, at the meeting.

Howard Davies

Good afternoon ladies and gentlemen and welcome to the 2018 Annual General Meeting of our Company and to our headquarters here at Gogarburn.

Over the past year, we have seen the bank move closer to achieving sustainable profitability, reporting our first bottom-line profit for a decade and making very good progress in putting our major legacy issues behind us.

Our Chief Executive, Ross McEwan, will update you shortly on our financial and strategic performance as well as our future targets and investment in digital and innovation but I will open by saying a few words from a Board perspective.

We have one new face on the stage this year. Dr Lena Wilson who joined on 1 January. Lena brings strong commercial and public sector experience, having previously served as the Chief Executive of Scottish Enterprise and as a Senior Investment Advisor to the World Bank.

Also with effect from 1 January, Sandy Crombie stepped down from the Board. Sandy was, as Senior Independent Director, a great support to my predecessor and to me. Penny Hughes will also be standing down from the conclusion of this meeting. Penny has led the Remuneration and latterly the Sustainable Banking Committee with great skill and enthusiasm. We wish them both well for the future.   Following Sandy's departure, Mark Seligman has become the Senior Independent Director.

Following our announcement this morning, Ewen Stevenson our CFO will be leaving the business but he will stand for re-election today as he will remain on the Board. The effective date of Ewen's departure will be confirmed in due course.

Yasmin Jetha joined the Board in 2017, however, as planned she stepped down on 30 April of this year to hold the position of Non-executive Director on the boards of our Ring-Fenced Bank Entities. So Resolution 10, which recommended Yasmin's appointment, is no longer required and will be withdrawn.

We have also announced that Patrick Flynn will be appointed to the Board and to the boards of our Ring-Fenced Bank Entities, with effect from 1 June. Patrick's banking experience, latterly as Chief Financial Officer of ING Group, will further strengthen the Board.

I would like to thank each of my colleagues on the Board for their continued dedication and determination over the past year. This bank is in a much better position as a result of their efforts.

I am pleased to say that the additional layers of governance required to implement the Government's ring-fencing scheme are now in place.

In April, we announced changes to the composition of the Boards of our ring-fenced entities and the creation of a Board for NatWest Markets plc, which will be outside the ring-fence. These changes included a number of external appointments who will not join the Group Board. With the majority of the bank sitting within the ring-fence, I will chair the Boards of both the Group and the ring-fenced entities - subject to your approval, of course - while Frank Dangeard has been appointed Chairman of the NatWest Markets Board.

The weekend after our first quarter Results was a significant moment, as we completed various transfers to implement our ring-fencing arrangements.

These changes will allow us to continue to serve our customers with little or no change to their day-to-day banking. It was a hugely complex piece of work though it went largely unnoticed, which is a testament to the hard work of our staff.

Turning to the Bank's performance, the share price increased more than 20% in 2017, outperforming our UK banking peers. With our first full-year profit in a decade followed by a £792m bottom-line profit for the first quarter, the strength of this business is beginning consistently to show through. We welcomed last year's Treasury announcement that it will restart the privatisation process by the end of March next year.

We recently announced that we have reached a settlement in principle to pay the Department of Justice in the US $4.9bn to resolve its investigation in relation to past subprime mortgage activity. This was a significant milestone for our bank. The size of the settlement, while at the lower end of analyst expectations, is a stark reminder of what happened to RBS in its past, when it focused too heavily on its global ambitions.
The bank, its shareholders and the British taxpayer have paid a heavy price for those poor decisions. The scale and culture of the bank is of course much changed today.

The settlement, when finalised, will remove the last major hurdle to paying dividends to our shareholders. But dividends remain subject to regulatory approval. We have always said that any dividend payments will start small and grow incrementally. In my view, that remains the most sensible approach.

Aside from RMBS, we have made progress on, or resolved, all of the other legacy issues I talked to you about last year.

We have improved the funding position of our main defined benefit pension scheme by making a £2bn payment before the end of next year and up to £1.5bn of further payments linked to future capital distributions. The new payments substantially address the Fund's historical funding weakness. The central expectation of both RBS and the Pension Fund Trustee is that no further deficit contributions to the Main Scheme will be required.

Last September, the European Commission agreed to revise the terms of our European State Aid obligations, replacing the need to divest the business formerly described as Williams & Glyn.

The new scheme involves the creation of a capability fund to benefit challenger banks, alongside incentivised transfers of some of our small business customers.

The Treasury recently announced the independent body designed to implement the package. This solution brings to an end an issue that has weighed heavily on the bank for a number of years.

The 2008 Rights Issue litigation has also been resolved. The settlement announced last June brought the proceedings to an end with no admission of liability and was a positive outcome for the bank.

The year also saw the publication of the FCA's section 166 report into the actions of our Global Restructuring Group from 2008 - 2013.

The report confirmed the summary findings that had been published previously by the FCA and that the most serious allegations made against the bank were not upheld.

However, it made for very difficult reading for us and highlighted the many areas where we could have done better for customers.

We have apologised for these mistakes and taken steps to put them right. In November 2016, we announced an automatic refund of complex fees and a complaints process overseen by an Independent Third Party, retired High Court Judge, Sir William Blackburne, which the FCA confirmed were appropriate steps. The refund of complex fees took place last year, with around £115m of offers made to customers. We have now received a total of 1,344 eligible complaints and have issued 647 decisions. 137 customers have appealed to Sir William.

In his latest report, Sir William was positive about the quality of the decision making and the steps we have taken to speed up the process. He has also now agreed in principle to extend his oversight of the complaints process to include an independent appeals procedure for consequential loss claims.

We have today published details of changes to the scheme and have also named the Prince's Trust as the charity set to receive payments as a result of the bank's decision not to benefit from any money it receives as creditor for an upheld complaint.

You will be aware that a resolution has been requisitioned by a small number of shareholders to create a shareholder committee. It is the unanimous recommendation of the Board that our shareholders reject this resolution. The concept of a shareholder committee was one idea presented in the Government's Green Paper on Corporate Governance Reforms but was dropped following a lack of support during the consultation.

The Board shares the concerns raised by the Government in response to the consultation and does not consider that the creation of such a committee would be in the best interests of the Company. It is the role of the Board, directly elected by shareholders, to promote the success of the Company for the benefit of its members as a whole. The Board has made a considered effort to listen to the views of all shareholders and to build on our existing channels of engagement, as evidenced by the retail shareholder events held this year in Glasgow and Birmingham.

You may also have noticed that yesterday we announced changes to our lending policies in relation to the energy sector. I know this an issue close to many of your hearts. As of now, the bank will not provide project-specific finance to:

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  New coal fired power stations
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  New thermal coal mines
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  Oil sands projects
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  Arctic oil projects or
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  Unsustainable vegetation or peatland clearance projects

Nor will it provide finance to:

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  Mining companies generating more than 40% of their revenues from thermal coal or
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  Power companies generating more than 40% of their electricity from coal

We want to help build a cleaner, more sustainable economy for the future, and these policy changes form part of our broader approach to this significant challenge.

To close, I would like to emphasise that the bank's strategy is working. Ross and his leadership team continue to have the full support of the Board.  This has been a landmark year for RBS; the end of a decade-long journey to return this bank to normality.

Ross McEwan

Good afternoon everyone, and thank you for joining us here today for our Annual General Meeting.

When we set out our strategic plan in 2014, our ambition was to create a UK and Republic of Ireland focused bank that was strong financially, would give good returns to its shareholders, but most importantly, was focused on our customers' needs.

Although we have more to do, 2017 represented a year of significant progress towards this ambition.

In February, we reported a profit before tax of £2.2 billion and our first full year bottom line profit in ten years, of £752 million. We've built on this performance this year and reported a first quarter bottom line profit of £792 million, which is more than three times that of Q1 2017. Our operating profit of £1.2 billion was up 70% on the same quarter last year.

We have achieved this through growing our income, whilst reducing costs. Four years ago, we set cost reduction targets which many deemed unachievable. With the commitment of all colleagues we in fact beat those targets, taking our total cost reduction since 2014 close to £4 billion. The cost base has now improved with a cost to income ratio of 60.5% at Q1 2018 - although this is still higher than it should be.

This strong financial performance is supported by lending growth in key markets. In 2017, we grew net lending across our PBB and CPB franchises by £6 billion.

This lending helped many of our customers achieve their home ownership ambition, while our commercial bank's lending supports hundreds of thousands of jobs throughout the UK.

In the first three months of 2018, our growth has slowed as our Commercial Bank exits some exposures which don't deliver acceptable returns for shareholders, and our Personal Business reacts to the intense competition currently underway in the UK Mortgage Market. To be clear - we will grow in 2018, but we will do so safely, within our risk appetite, at levels which generate sustainable returns. And we will continue to improve our financial strength.

After the additional funding for the main scheme pension fund, and the agreement in principle with Department of Justice, our pro forma Q1 2018 common equity tier 1 capital ratio was 15.1%, up 390 basis points on 2014.

Taken all together, 2017 was a very strong year. We are firmly putting the past behind us - and this is most evident in the substantial progress in resolving our legacy issues.

Howard has already mentioned the significant milestone we have reached in our settlement in principle with the DOJ.

In recent weeks we've also moved a step closer to reaching a final deal on our stake in the Saudi Bank, Alawwal. Once this is complete it will strengthen our capital position even further.

This is in addition to a number of other legacy issues we have dealt with:

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  We've divested of Citizens, the largest US bank IPO in history.
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  We've repaid the Dividend Access Share, thereby normalising our capital structure.
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  We've reshaped NatWest Markets to focus on rates, currencies and financing.
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  Sold the non-core part of our International Private Banking business, and wound up Capital Resolution.
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  And, received approval for an alternative remedies package for the business that was formerly known as Williams & Glyn.

I'm proud of the teams who have worked tirelessly to resolve these issues - equally, I'm all too aware that they act as a very stark reminder of what happened to this bank before the financial crisis.

I would like to reiterate Howard's comments in relation to our past activity in GRG and once again apologise to those customers for whom we were not there when they needed us most.

Any financial services business must always hold two things - its financial strength and its reputation. We lost both of these - we fell the furthest - but we have also changed the most.

We are a different bank now.

Looking ahead to 2018/19, the outlook for UK GDP growth is subdued, relative to the rate achieved in previous years. With forecast UK GDP growth at or around 1.5%, we expect our balance sheet growth to follow a similar trend.

Against this economic backdrop, we are confident our strategy remains the right one. A key pillar of this is responding to the way customers choose to bank with us.

The pace of change here is most evident in our Personal and Business Banking business. Since 2014, we have seen total payment volumes grow by 5%, yet during this time:

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  Branch transactions are down 36%
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  ATM transactions are down 35%
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  Cheques are down 39%

All of the growth in our payments volumes has come from digital platforms. Customers are using our digital channels at an unprecedented rate and this has meant that we have had to take the hard decision to close a number of branches.

We realise this is difficult for our customers, it is difficult for our colleagues, and for the communities who have grown up with these branches. But we must respond to changing customer trends.

Here in Scotland, for example, we have 1.75 million personal customers and 120,000 businesses.  We value all of them. This is why we will continue to invest in our 94 branches in Scotland, our online services and our mobile van stops. There's telephony, Video Bankers, Community Bankers, Business Growth Enablers, ATMs, and we partner with 1,400 Post offices. Every community where we are closing a branch will be served by at least one of our face-to-face services. Our offer to customers is now better and more diverse than it has ever been.

Banking is changing and we need to rise to the challenge.  If we don't we will fail - and that isn't good for our customers, and certainly not good for our long term future.

2018 will be another big year for us on our path to achieving our 2020 goals. On these we have retained our cost:income ratio target of sub 50% and return on equity of +12%. These are critical to driving returns for you, our shareholders.

As well as our financial goals, we have retained our stretching ambition to be No.1 for customer service, trust and advocacy.

We will achieve this through delivering innovative solutions to our customers. Making their banking simpler and safer - with a lower cost, technology-led operating model. Our innovation agenda is, and will remain, front and centre - and we have made some really good progress.

In Personal and Business Banking we've eliminated paper from our mortgage process. With this, we are now able to complete the offer process in less than half the time than before, from 23 working days to 11 on average. And we can still do better than this.

We have transformed our business lending approvals process. Business customers can now self-serve and get a loan of up to £50,000 unsecured, within our risk appetite, in 24 hours.

Finally, in our Commercial Banking business, more than 90 percent of our new commercial customers can now access our self-service account opening processes - saving significant time compared to applying over the telephone.

These are just a few examples of the innovation underway across the organisation. With all of our focus now on 2020 and beyond, we will deliver more innovative solutions for our customers as we strive to be the no.1 bank.

2017 was a year of substantial change for the bank, particularly as we become a smaller, more efficient organisation. Despite this, our latest employee engagement scores have shown we have improved in 7 out of 9 categories since our previous survey, and remain above the global financial services norm in all main categories. This ten year high for staff engagement is testament to our resilient and determined colleagues - every day they are focused on rebuilding the bank and putting our customers first.

Our culture is changing for the better as well. I'm proud of the external recognition we received in 2017 as we strive to be an organisation where our colleagues are able to bring their whole selves to work each day.

We are committed to having more women in senior positions - in 2015 we set a target to have at least 30% of roles at the three most senior levels in the organisation filled by women, by 2020. We're now at 37% and we're on track to achieve 40% by 2020 - ahead of many other organisations. We've still got a way to go, particularly on our gender pay gap and our targets on senior positions held by our Black, Asian, and minority Ethnic colleagues - but myself and the Board, remain steadfast to bringing further balance to RBS.

Before I conclude, I would like to add my own thanks to Ewen Stevenson for his contribution over the last few years.  He has played an important role in delivering much of the progress I have outlined today, and has been a fantastic CEO for this bank.

It has been a significant year in our story.

We still have more to do, but;

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  Our strategy is working.
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  The balance sheet is stronger, our financial performance improved, and colleague engagement at an all time high.
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  And the path to sustainable profits and rewarding you, our shareholders, is getting much clearer and much closer.

Thank you.

Important Information
Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this presentation includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this presentation include the risk factors and other uncertainties discussed in the Annual Report and Accounts 2015.  These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital and leverage requirements or targets which will depend on RBS's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 May 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary